DOCUMENT OF THE EUROPEAN BANK

FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM CONSOLIDATED FINANCIAL REPORT

At 31 March 2025

(UNAUDITED)

European Bank for Reconstruction and Development: Interim Financial Report at 31 March 2025

Consolidated income statement

For the quarter ended 31 March 2025 (unaudited) and 31 March 2024 (unaudited)

	Quarter 1 2025 € million	Quarter 1 2024 € million
Interest income
From Banking loans	474	591
From fixed-income debt securities and other interest	463	435
	937	1,026
Other interest
Interest expense and similar charges	(622)	(630)
Net interest expense on derivatives	(5)	(14)
Net interest income	310	382
Fee and commission income	43	29
Fee and commission expense	(26)	(28)
Net fee and commission income	17	1
Donor related income	4	7
Donor related expense	(7)	(6)
Net donor-related (expense)/income	(3)	1
Dividend income	30	2
Net gains from share investments	230	205
Net losses from loans	(16)	—
Net gains from Treasury assets held at amortised cost	—	1
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	60	38
Fair value movement on non-qualifying and ineffective hedges	(145)	29
Impairment release on Banking loan investments	47	80
Impairment release on guarantees	(2)	2
General administrative expenses	(140)	(121)
Depreciation and amortisation	(17)	(16)
Net profit for the period	371	604
Attributable to:
Equity holders	371	604
Memorandum items
Net profit after transfers of net income approved by the Board of Governors	371	604

Consolidated statement of comprehensive income

For the quarter ended 31 March 2025 (unaudited) and 31 March 2024 (unaudited)

	Quarter 1 2025 € million	Quarter 1 2024 € million
Net profit	371	604
Other comprehensive income
1. Items that will not be reclassified subsequently to profit or loss
– Gains on share investments designated as fair value through other comprehensive income	(2)	8
2. Items that may be reclassified subsequently to profit or loss
– (Losses) on cash flow hedges	(41)	(145)
– (Losses)/gains on fair value hedges	(72)	19
– Gains on loans designated as fair value through other comprehensive income	18	39
– (Losses) on loans designated as fair value through other comprehensive income reclassified to profit and loss	—	(62)
– (Losses) on cash flow hedges reclassified to profit and loss	(27)	(15)
Other comprehensive (expense)	(124)	(156)
Total comprehensive income	247	448
Attributable to:
Equity holders	247	448

Consolidated balance sheet

At 31 March 2025 (unaudited) and 31 December 2024 (audited)

	€ million	31 Mar 2025 € million	€ million	31 Dec 2024 € million
Assets
Placements with and advances to credit institutions
Cash and cash equivalents	5,919		6,013
Other placements and advances	21,944		18,780
		27,863		24,793
Debt securities
At fair value through profit or loss	2,181		1,357
At amortised cost	9,199		9,480
		11,380		10,837
Other financial assets
Derivative financial instruments	4,782		5,709
Other financial assets	3,204		2,072
		7,986		7,781
Loan investments
Loans at amortised cost	34,563		35,627
Less: Impairment	(1,504)		(1,600)
Loans at fair value through other comprehensive income	810		790
Loans at fair value through profit or loss	974		945
		34,843		35,762
Share investments
Banking Portfolio:
At fair value through profit or loss	6,636		6,539
Treasury Portfolio:
At fair value through other comprehensive income	189		191
		6,825		6,730
Intangible assets		166		164
Property, technology and equipment		391		400
Total assets		89,454		86,467
Liabilities
Borrowings
Amounts owed to credit institutions and other third parties	1,070		1,396
Debts evidenced by certificates	56,254		53,838
		57,324		55,234
Other financial liabilities
Derivative financial instruments	3,984		4,084
Other financial liabilities	1,709		1,833
		5,693		5,917
Total liabilities		63,017		61,151
Members’ equity attributable to equity holders
Paid-in capital	8,312		7,438
Reserves and retained earnings	18,125		17,878
Total members’ equity		26,437		25,316
Total liabilities and members’ equity		89,454		86,467
Memorandum items
Undrawn commitments		19,525		19,912

Consolidated statement of changes in equity

For the quarter ended 31 March 2025 (unaudited) and 31 March 2024 (unaudited)

	Subscribed capital € million	Callable capital € million	Revaluation reserve € million	Hedging reserve € million	Actuarial remeasurement € million	SSF € million	Retained earnings € million	Total equity € million
At 1 January 2024	29,761	(23,543)	68	379	139	671	14,793	22,268
Total comprehensive income for the period	—	—	(15)	(141)	—	(10)	614	448
At 31 March 2024	29,761	(23,543)	53	238	139	661	15,407	22,716
At 1 January 2025	30,984	(23,546)	145	347	198	780	16,408	25,316
Total comprehensive income for the period	—	—	16	(140)	—	(12)	383	247
Capital subscriptions	878	(4)	—	—	—	—	—	874
At 31 March 2025	31,862	(23,550)	161	207	198	768	16,791	26,437

Consolidated statement of cash flows

For the period to 31 March 2025 (unaudited) and 31 March 2024 (unaudited)

	€ million	Quarter 1 2025 € million	€ million	Quarter 1 2024 € million
Cash flows from operating activities
Net profit for the period	371		604
Adjustments to reconcile net profit to net cash flows:
Non-cash items in the income statement
Depreciation and amortisation	17		16
Net provisions (release) for Banking loan losses and guarantees	(45)		(84)
Fair value movement on share investments	(139)		(196)
Net losses from loans	15		1
Fair value movement on Treasury investments	(59)		(36)
Other unrealised fair value movements	145		(29)
Cash flows from the sale and purchase of operating assets
Proceeds from repayments of Banking loans	2,256		2,286
Funds advanced for Banking loans	(1,838)		(2,247)
Proceeds from sale of Banking share investments	322		78
Funds advanced for Banking share investments	(163)		(219)
Net cash flows from Treasury derivative settlements	269		(229)
Net placements to credit institutions	(3,935)		(4,387)
Net amounts owed to credit institutions and other third parties	(310)		23
Working capital adjustment:
Movement in interest income receivable	9		(93)
Movement in interest expense payable	(133)		(73)
Movement in net fee and commission income receivable	7		(4)
Movement in accrued expenses payable	(49)		(46)
Net cash used in operating activities		(3,260)		(4,635)

Cash flows from investing activities
Proceeds from debt securities at amortised cost	992		768
Purchases of debt securities at amortised cost	(773)		(1,028)
Proceeds from sale of debt securities at fair value through profit or loss	1,383		811
Purchases of debt securities at fair value through profit or loss	(2,225)		(726)
Purchase of intangible assets, property, technology and equipment	(11)		(13)
Cash flows (used in)/from investing activities		(634)		(188)
Cash flows from financing activities
Capital received	36		—
Transfers of net income paid	(20)		(23)
Lease payments	(2)		4
Issue of debts evidenced by certificates	7,400		8,949
Redemption of debts evidenced by certificates	(3,629)		(4,114)
Net cash from financing activities		3,785		4,816
Net (decrease) in cash and cash equivalents		(109)		(7)
Net foreign exchange differences		15		(16)
Cash and cash equivalents at beginning of the period		6,013		6,324
Cash and cash equivalents at 31 March[1]		5,919		6,301

[1]	Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 31 March 2025 balance is €2 million restricted for technical assistance to be provided to member countries in the SEMED region (31 March 2024: €2 million). Also within the 31 March 2025 balance is €56 million of “restricted cash” (31 March 2024: €18 million).

Explanatory notes

1. Establishment of the Bank

i  Agreement Establishing the Bank

The European Bank for Reconstruction and Development (“the Bank”), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the EBRD dated 29 May 1990 (“the Agreement”). At 31 March 2025, the Bank’s shareholders comprised 75 countries, together with the European Union and the European Investment Bank.

ii  Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank (“Headquarters Agreement”). The Headquarters Agreement was signed in London upon the commencement of the Bank’s operations on 15 April 1991.

2. A summary of significant accounting policies

i Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank’s audited financial statements for the year ended 31 December 2024.

The financial statements have been prepared on a going concern basis. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the period have been made, and the significant assumptions used in making accounting estimates are reasonable. The estimates made in these interim financial statements consider all known relevant and material information available at the time of their issuance as required by IFRS, and any contingent assets and liabilities have been disclosed in accordance with IFRS requirements. Management are not aware of any material deficiencies in either the design or operation of internal controls over financial reporting.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2025.

3. Banking loan investments at amortised cost

	31 Mar 2025 Sovereign € million	31 Mar 2025 Non-sovereign € million	31 Mar 2025 Total loans € million	31 Dec 2024 Sovereign € million	31 Dec 2024 Non-sovereign € million	31 Dec 2024 Total loans € million
At 1 January	8,621	27,006	35,627	8,090	24,858	32,948
Disbursements	264	1,523	1,787	2,146	9,547	11,693
Repayments and prepayments	(576)	(1,675)	(2,251)	(1,656)	(7,666)	(9,322)
Remeasurement of previously impaired loans	—	—	—	—	46	46
Foreign exchange movements	(90)	(369)	(459)	91	500	591
Movement in effective interest rate adjustments	(36)	(85)	(121)	(50)	(138)	(188)
Written off	—	(20)	(20)	—	(141)	(141)
At period end	8,183	26,380	34,563	8,621	27,006	35,627
Impairment at period end	(373)	(1,131)	(1,504)	(364)	(1,236)	(1,600)
Total net of impairment at period end	7,810	25,249	33,059	8,257	25,770	34,027

At 31 March 2025 the Bank categorised 133 amortised cost loans as non-performing, with operating assets total €1,756 million (31 December 2024: 137 loans totalling €2,090 million). Specific impairment on these assets amounted to €897 million (31 December 2024: €969 million).

4. Banking loan investments at fair value through other comprehensive income

Non-sovereign loans	31 Mar 2025 € million	31 Dec 2024 € million
At 1 January	790	1,024
Movement in fair value revaluation	16	48
Movement in expected credit loss	8	83
Capitalised interest	—	7
Repayments and prepayments	(1)	(334)
Foreign exchange movements	(2)	11
Movement in effective interest rate adjustment	(1)	(2)
Written off	—	(47)
At period end	810	790

At 31 March 2025, the Bank categorised two fair value through other comprehensive income loan as non-performing, with operating assets total €136 million (31 December 2024: two loans totalling €136 million).

5. Banking loan investments at fair value through profit or loss

	31 Mar 2025 Sovereign € million	31 Mar 2025 Non-sovereign € million	31 Mar 2025 Total loans € million	31 Dec 2024 Sovereign € million	31 Dec 2024 Non-sovereign € million	31 Dec 2024 Total loans € million
At 1 January	40	905	945	40	803	843
Movement in fair value revaluation	1	(2)	(1)	(5)	4	(1)
Disbursements	—	52	52	—	134	134
Repayments and prepayments	—	(5)	(5)	—	(60)	(60)
Foreign exchange movements	(3)	(14)	(17)	5	24	29
At period end	38	936	974	40	905	945

At 31 March 2025, the Bank categorised seven fair value through profit or loss loans as non-performing, with operating assets total €102 million (31 December 2024: seven loans totalling €106 million). Net fair value losses on these assets amounted to €63 million (31 December 2024: €66 million).

6. Banking share investments at fair value through profit or loss

	31 Mar 2025 Fair value Unlisted € million	31 Mar 2025 Fair value Listed € million	31 Mar 2025 Fair value Total € million	31 Dec 2024 Fair value Unlisted € million	31 Dec 2024 Fair value Listed € million	31 Dec 2024 Fair value Total € million
Outstanding disbursements
At 1 January	3,587	1,542	5,129	3,278	1,460	4,738
Disbursements	160	3	163	772	184	956
Disposals	(201)	(38)	(239)	(405)	(103)	(508)
Transfers from unlisted to listed	5	(5)	—	(1)	1	—
Written off	(3)	—	(3)	(57)	—	(57)
At period end	3,548	1,502	5,050	3,587	1,542	5,129
Fair value adjustment
At 1 January	1,163	247	1,410	821	61	882
Movement in fair value revaluation	51	125	176	342	186	528
At period end	1,214	372	1,586	1,163	247	1,410

Fair value at period end	4,762	1,874	6,636	4,750	1,789	6,539

7. Primary segment analysis

Business segments

The Bank’s activities are primarily Banking and Treasury. Banking activities represent investments in projects that, in accordance with the Agreement, are made for the purpose of assisting the economies in which the Bank invests in their transition to open, market economies whilst fostering sustainable and inclusive growth and applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank’s foreign exchange and interest rate risks and assisting clients in asset and liability management matters.

Information on the financial performance of Banking and Treasury operations is prepared regularly. On this basis, Banking and Treasury operations have been identified as the operating segments.

Segment performance

The segment information for the operating segments for the periods ended 31 March 2025 and 31 March 2024 is as follows:

	Banking 31 Mar 2025 € million	Treasury 31 Mar 2025 € million	SSF 31 Mar 2025 € million	Aggregated 31 Mar 2025 € million	Banking 31 Mar 2024 € million	Treasury 31 Mar 2024 € million	SSF 31 Mar 2024 € million	Aggregated 31 Mar 2024 € million
Interest income	474	458	5	937	591	430	5	1,026
Other income/(expense)	275	(97)	(19)	159	223	(100)	(13)	110
Total segment revenue	749	361	(14)	1,096	814	330	(8)	1,136
Interest expense and similar charges	(1)	(621)	—	(622)	(1)	(629)	—	(630)
Net interest on derivatives	—	(5)	—	(5)	—	(14)	—	(14)
Internal funding charge	(364)	364	—	—	(411)	411	—	—
General administrative expenses	(129)	(11)	—	(140)	(111)	(10)	—	(121)
Depreciation and amortisation	(15)	(2)	—	(17)	(15)	(1)	—	(16)
Segment result before provisions and hedges	240	86	(14)	312	276	87	(8)	355
Fair value movement on non-qualifying and ineffective hedges	—	(145)	—	(145)	—	29	—	29
Return on capital	—	159	—	159	—	138	—	138
Provisions for impairment of loan investments and guarantees	44	—	1	45	84	—	(2)	82
Net profit/(loss) for the period	284	100	(13)	371	360	254	(10)	604
Segment assets
Total assets	44,748	43,916	790	89,454	40,718	39,444	580	80,742
Segment liabilities
Total liabilities	1,103	61,892	22	63,017	1,124	56,983	(81)	58,026

8. Fair value of financial assets and liabilities

Classification and fair value of financial assets and liabilities

Financial assets at 31 March 2025	Carrying amount € million	Fair value € million
Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:
Debt securities	2,181	2,181
Derivative financial instruments	4,782	4,782
Banking loans at fair value through other comprehensive income	6,636	6,636
Banking loans at fair value through profit or loss	810	810
Banking portfolio: Share investments at fair value through profit or loss	974	974
Treasury portfolio: Share investments at fair value through other comprehensive income	189	189
	15,572	15,572
Financial assets measured at amortised cost:
Placements with and advances to credit institutions	27,863	27,863
Debt securities	9,199	9,234
Other financial assets	3,204	3,204
Banking loan investments at amortised cost	33,059	33,637
	73,325	73,938
Total	88,897	89,510

Financial liabilities at 31 March 2025	Carrying amount € million	Fair value € million
Amounts owed to credit institutions	(1,070)	(1,070)
Debts evidenced by certificates	(56,254)	(56,322)
Derivative financial instruments	(3,984)	(3,984)
Other financial liabilities	(1,709)	(1,709)
Total	(63,017)	(63,085)

Fair Value Estimation Techniques

The Bank’s balance sheet approximates to fair value in all financial asset and liability categories, with the exception of loan investments at amortised cost.

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities are all deemed to have amortised cost values approximating their fair value, being primary simple, short-term instruments. They are classified as having Level 2 inputs (see fair value hierarchy, below) as the Bank’s assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

The fair value of amortised cost debt securities is determined using Level 2 inputs, employing valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

Banking loan investments whereby the objective of the Bank’s business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a year end interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

Debts evidenced by certificates represents the Bank’s borrowings raised through the issuance of commercial paper and bonds. The fair value of the Bank’s issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value. The fair value of the Bank’s issued commercial paper is determined based on the observable market valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

Fair value hierarchy

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges and listed bonds classified as loans held at fair value through other comprehensive income.

●	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level includes debt securities, most derivative products and listed share and bond investments valued using a quoted price but where there is no market sufficiently active to be included in Level 1. The sources of inputs include prices available from screen-based services such as SuperDerivatives and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products.

●	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all market data is observable.

The table below provides information at 31 March 2025 about the Bank’s financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

	At 31 March 2025
	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Debt securities	1,721	460	—	2,181
Derivative financial instruments	—	4,659	123	4,782
Banking loans	566	474	744	1,784
Share investments (Banking portfolio)	1,564	119	4,953	6,636
Share investments (Treasury portfolio)	—	189	—	189
Total financial assets at fair value	3,851	5,901	5,820	15,572
Derivative financial instruments	—	(3,926)	(57)	(3,983)
Other liabilities	—	—	(308)	(308)
Total financial liabilities at fair value	—	(3,926)	(365)	(4,291)

The table below provides a reconciliation of the fair values of the Bank’s level 3 financial assets and financial liabilities for the period ended 31 March 2025.

	Derivative financial instruments € million	Banking loans € million	Banking share investments € million	Total assets € million	Other liabilities € million	Derivative financial instruments € million	Total liabilities € million
Balance at 1 January 2025	139	710	4,943	5,792	(322)	(56)	(378)
Net gains/(losses) recognised in:
- Net (losses)/gains from share investments at fair value through profit and loss	(12)	—	54	42	(27)	—	(27)
- Net (losses) from loans	—	(15)	—	(15)	—	—	—
Issuances	—	52	—	52	—	—	—
Purchases	—	—	161	161	—	—	—
Settlements	(4)	(3)	—	(7)	41	(1)	40
Sales	—	—	(211)	(211)	—	—	—
Transfers in/(out) of Level 3	—	—	6	6	—	—	—
Balance at 31 March 2025	123	744	4,953	5,820	(308)	(57)	(365)
Net gains/(losses) for the period for Level 3 instruments held at 31 March 2025 recognised in:
- Net (losses)/gains from share investments at fair value through profit and loss	(16)	—	54	38	(20)	(1)	(21)
- Net gains from loans	—	(14)	—	(14)	—	—	—

Level 3 – sensitivity analysis

The table below presents the level 3 financial instruments carried at fair value at 31 March 2025, the main valuation models/techniques used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonably possible alternative assumptions:

		Impact on net profit in Quarter 1 2025
	Main valuation models/techniques	Carrying amount € million	Favourable change € million	Unfavourable change € million
Banking loans	DCF and option pricing models	744	75	(74)
Banking share investments, EPF and associated derivatives	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models*	4,711	1,032	(848)
At period end		5,455	1,107	(922)

*	NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation.

The EBRD Shareholder Special Fund

The Rules of the EBRD Shareholder Special Fund require submission of the financial statements to the Board of Directors on a quarterly basis.

Statement of comprehensive income

For the quarter ended 31 March 2025 (unaudited) and 31 March 2024 (audited)

	Period ended	Period ended
	Quarter 1	Quarter 1
	2025	2024
	€ million	€ million
Interest income	5	5
Technical cooperation expenses	(11)	(14)
Disbursements for investment grants	(2)	(2)
Disbursements for incentives	(2)	(1)
Net unrealised (losses)/gains from share investments	(2)	4
Foreign exchange movement	(2)	1
Net loss and comprehensive expense for the period	(14)	(7)
Total comprehensive expense attributable to:
Contributors	(14)	(7)

Balance Sheet

At 31 March 2025 (unaudited) and 31 December 2024 (audited)

	31 March	31 December
	2025	2024
	€ million	€ million
Assets
Placements with credit institutions	733	598
Contributions receivable	—	152
Share investments	58	60
Other receivables	2	1
Total assets	793	811
Liabilities and contributors’ resources
Technical cooperation expenses payable	32	36
Financial guarantee liability	12	12
Total liabilities	44	48
Contributions	1,574	1,574
Reserves and accumulated loss	(825)	(811)
Total contributors’ resources	749	763
Total liabilities and contributors’ resources	793	811

The EBRD Shareholder Special Fund

Statement of changes in contributors’ resources

For the period ended 31 March 2025 (unaudited) and 31 March 2024 (audited)

	Contributions	Accumulated loss	Total
	€ million	€ million	€ million
At 1 January 2024	1,417	(765)	652
Total comprehensive expense for the period	—	(7)	(7)
At 31 March 2024	1,417	(772)	645
At 1 January 2025	1,574	(811)	763
Total comprehensive expense for the period	—	(14)	(14)
At 31 March 2025	1,574	(825)	749

Statement of cash flows

For the period to 31 March 2025 (unaudited) and 31 March 2024 (audited)

		Period to		Period to
		31 March		31 March
		2025		2024
	€ million	€ million	€ million	€ million
Cash flows from operating activities
Net loss for the period	(14)		(7)
Adjustment to reconcile net loss to net cash flows:
Non-cash items in the statement of comprehensive income
Net unrealised losses/(gains) on share investments	2		(4)
Foreign exchange movement	2		(1)
		(10)		(12)

Working capital adjustment
Funds advanced to local offices	—		(2)
Movement in accrued expenses	(4)		—
Management fees paid	—		1
Net cash used in operating activities		(4)		(1)
Cash flows from financing activities
Contributions received	152		—
Net cash from financing activities		152		—
Net increase/(decrease) in cash and cash equivalents		138		(13)
Cash and cash equivalents at the beginning of the period		598		335
Effect of foreign exchange rate changes		(3)		—
Cash and cash equivalents at 31 March*		733		322

*	Cash and cash equivalents are amounts with three months or less maturity from the date of transaction. The Fund also had €200 million on 3 to 6 months placements as at 31 March 2024.

The EBRD Shareholder Special Fund

Explanatory notes

1	Creation of the Special Fund

The creation of the EBRD Shareholder Fund (“the Fund”) was approved by the Board of Directors (“the Board”) of the Bank on 15 April 2008 and is administered, inter alia, in accordance with the Agreement Establishing the Bank and under the terms of Rules and Regulations of the Fund. The Fund became operational after the Governors of the Bank adopted the 2007 Net Income Allocation Resolution during its Annual General Meeting on 18-19 May 2008.

The Fund was established in accordance with Article 18 of the Agreement Establishing the Bank. The Fund is not part of the ordinary capital resources of the Bank, but the privileges and immunities available to the Bank are extended to the Fund. The objective of the Fund is to broaden the scope and deepen the intensity of the Bank’s transition impact in support of the Bank’s key priorities.

2	A summary of significant accounting policies

i.	Basis of preparation

These interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss. The financial statements have been prepared on a going concern basis.

ii.	Financial statement presentation

The financial statements are presented in a manner consistent with the Fund’s audited financial statements for the year ended 31 December 2024.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2025.

3	Disbursements for technical cooperation projects

	Commitments		Undrawn
	approved	Disbursements	commitments
	€ million	€ million	€ million
Total projects
As 1 January 2025	703	(660)	43
Movement in the period	13	(11)	2
At 31 March 2025	716	(671)	45

4	Undrawn commitments

	31 March	31 December
	2025	2024
	€ million	€ million
Technical cooperation expenses	45	45
Incentive fees	18	15
First loss risk sharing guarantees	46	46
Investment grants	126	105
At period end	235	211

This represents amounts for which the Fund has contracted but for which the transaction or service was not performed at the period end.

5	Share investments

	31 March	31 December
	2025	2024
	€ million	€ million
Outstanding disbursements
At 1 January	48	48
Disbursements	—	—
Total	48	48
Fair value adjustment
At 1 January	12	5
Movement in fair value revaluation	(2)	7
Total	10	12
Fair value at period end	58	60